Filed pursuant to Rule 433. Registration Statement Nos. 333-162219 and 333-162219-01.

www.rbs.com/etnUS or 855.RBS.ETPS (855.727.3877)

Market Directions Vary; So Should Your Strategy.



ALTL
RBS US Large Cap Alternator ETN™
Download:
Prospectus | Factsheet
Initial Issuance 09/05/2012

When the market changes direction you may be tempted to change your mind on how you invest. Stick to long-term goals by using an investment strategy that seeks to move with the market – helping to put you in the right place at the right time.

Introducing RBS' newest addition to its suite of ETNs - RBS US Large Cap Alternator ETN™ (ALTL) features:

- A strategy designed to maximize returns by using relative strength to help navigate market ups and downs.
- Designed to provide alternating exposure between three popular large cap indices (each, an "Underlying Index"):
  - **S&P 500® Total Return Index**
  - **S&P 500® Equal Weight Total Return Index**
  - **S&P 500® Low Volatility Total Return Index**
- The ETNs track the **RBS US Large Cap Alternator Index™** (the "Index"): Each month, the Index will track the return of the Underlying Index with the highest Relative Strength Score.
- **Relative Strength Score**: the simple average of the 1-month, 3-month, 6-month, 9-month and 12–month returns of the relevant Underlying Index.
- **Monthly Rebalancing**: Relative Strength Score is calculated with respect to the last business day of each month. The Index is rebalanced at the close of the first business day of the next month.

To learn more about the RBS US Large Cap Alternator ETN™ call us today at:
855.RBS.ETPS (855.727.3877)

Product	ETN Ticker	Inception Date	Intraday Indicative Value Ticker
RBS Alternator ETNs			
RBS US Large Cap Alternator ETN™	**ALTL**	8/30/12	ALTL.IV
RBS Trendpilot ETNs			
RBS US Large Cap Trendpilot™ ETN	**TRND**	12/6/10	TRND.IV

RBS US Mid Cap Trendpilot™ ETN	**TRNM**	1/25/11	TRNM.IV
RBS Gold Trendpilot™ ETN	**TBAR**	2/17/11	TBAR.IV
RBS Oil Trendpilot™ ETN	**TWTI**	9/13/11	TWTI.IV
RBS NASDAQ-100® Trendpilot™ ETN	**TNDQ**	12/8/11	TNDQ.IV
RBS China Trendpilot™ ETN	**TCHI**	4/13/12	TCHI.IV
RBS Sector ETNs			
RBS Global Big Pharma ETN	**DRGS**	10/21/11	DRGS.IV

FOR BROKER DEALERS/REGISTERED INVESTMENT ADVISORS ONLY.
NOT FOR DISTRIBUTION TO INDIVIDUAL INVESTORS

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the relevant Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Benchmark Index for the RBS Global Big Pharma ETNs comprises securities of a limited number of companies concentrated in the pharmaceuticals industry, and may not be representative of an investment that provides exposure to the pharmaceutical industry as a whole. The RBS Oil TrendpilotTM ETNs and the RBS Oil Trendpilot™ Index (USD) do not provide exposure to spot prices of crude oil and, consequently, may not be representative of an investment that provides exposure to crude oil. Each Trendpilot™ Index may underperform its respective Benchmark Index, and is expected to perform poorly in volatile markets. The RBS China Trendpilot™ ETNs involve risks associated with an investment in emerging markets, as well as currency exchange risk. The RBS US Large Cap Alternator Index™ may underperform the S&P 500® Index or any Underlying Index. Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited an/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of the applicable issuer and guarantor to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the applicable pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc), The Royal Bank of Scotland Group plc, The Royal Bank of Scotland N.V. (RBS N.V.) and RBS Holdings N.V. (collectively, the RBS Entities) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication may relate. Before you invest in any RBS ETNs, you should read the relevant prospectus in such registration statement and other documents that have been filed with the SEC for more complete information about the relevant RBS Entities and offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBS N.V., RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the relevant prospectus and pricing supplements if you request by calling 1-855-RBS-ETPS (toll-free).

The RBS US Large Cap Alternator Index™ (USD) ("Index") is the property of RBS plc (the "Index Sponsor"), which has contracted with S&P Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC ("S&P Dow Jones Indices") to maintain and calculate the Index. The S&P 500® Index, S&P 500 Low Volatility Index® and S&P 500® Equal Weight Index™ (including the total return versions) are the exclusive property of S&P Dow Jones Indices and have been licensed for use by the Index Sponsor in connection with the Index. S&P Dow Jones Indices, its affiliates and their third party licensors shall have no liability for any errors or omissions in calculating the Index. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow Jones Indices. S&P®, S&P 500®, S&P 500 Low Volatility Index®, S&P 500® Equal Weight Index™ and S&P 500® EWI™ are trademarks of SPFS and together with the "Calculated by S&P Dow Jones Indices Custom" and its related stylized mark(s) have been licensed for use by the Index Sponsor.

NASDAQ®, OMX®, NASDAQ OMX®, NASDAQ-100®, NASDAQ-100 Index® and NASDAQ-100® Total Return Index℠ are registered trademarks and service marks of The NASDAQ OMX Group, Inc. and are licensed for use by RBS plc. The RBS NASDAQ-100® Trendpilot™ Index is the property of RBS plc. RBS plc has contracted with The NASDAQ OMX Group, Inc. (which with its affiliates and subsidiaries is referred to as the "Corporations") to calculate and maintain the RBS NASDAQ-100® Trendpilot™ Index, either directly or through a third party. Currently, the RBS NASDAQ-100® Trendpilot™ Index is calculated and maintained by Standard & Poor's ("S&P") on behalf of The NASDAQ OMX Group, Inc. S&P and the Corporations shall have no liability for any errors or omissions in calculating the Index. The RBS NASDAQ-100® Trendpilot™ ETNs, which are based on the RBS NASDAQ-100® Trendpilot™ Index, have not been passed on by the Corporations or S&P as to their legality or suitability and are not sponsored, endorsed, sold or promoted by the Corporations or S&P. **THE CORPORATIONS AND S&P MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE RBS NASDAQ-100® TRENDPILOT™ ETNs.**

Copyright© 2012 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of RBS NV.